EXHIBIT 99.1

ECMOHO CEO Delivered a Speech about How Technology Helps Accomplish High Growth of the Mother and Childcare Products Industry at the 2019 China Mother and Child Entrepreneurs Summit

SHANGHAI, China, Jan. 09, 2020 (GLOBE NEWSWIRE) -- Ms. Zoe Wang, Founder and Chief Executive Officer of ECMOHO Limited ("ECMOHO" or the "Company"; Nasdaq: MOHO), a leading integrated solutions provider in the rapidly growing non-medical health and wellness market in China, today gave a speech at the 2019 China Mother and Child Entrepreneurs Summit in Beijing about how technology can help to accomplish high growth in the mother and childcare products industry.

In her speech, Ms. Wang stated the following major points:

  China’s health and wellness market is projected to reach RMB 9.9 trillion by 2023 according to industry researcher Frost & Sullivan. The Company believes that trustworthy content generation and distribution address the needs of consumers and creates a loyal base. By providing high-quality content and products, the Company achieved a repurchase rate of 35% among its approximately 8 million paying customers, in 2019, much higher than the generally acknowledged industry average.

  ECMOHO provides comprehensive marketing services for multinational mother and childcare nutrition brands, such as Wyeth Nutrition, Gerber and Abbott. Through precision marketing and data analysis, the Company not only creates consumer stickiness but also builds close partnerships with its major brand partners and helps them achieve high growth in the China market.

  The number of specialty stores which source products through the Company’s proprietary platform, XG Health, has seen strong growth since its launch in April 2019. XG Health platform continues to integrate online health management with offline stores to drive user growth for the Company.

Zoe concluded by indicating that technology contributes to the high growth of ECMOHO and the Company plans to continue to invest in technology and innovation to accelerate its growth in the future.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, the Company’s statement about its expectations for Company performance in the future is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Ms. Ellen Chiu
Email: ellenchiu@ecmoho.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com